UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Amendment to the Securities Purchase Agreement

As previously disclosed, on April 4, 2025, CN Energy Group. Inc. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, (the “Investor”). Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, securities in the form of one or more pre-paid purchases (the “Pre-Paid Purchases”) with an aggregate purchase amount of up to $20,000,000, for the purchase (the “Purchase Shares”) of Class A ordinary shares of the Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase.

On June 18, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Company and the Investor agreed to amend and restate that (i) Section 11 of the Purchase Agreement shall not apply to floor prices; (ii) the definition of “Floor Price” means $0.626; (iii) the filing deadline of the registration statement on Form F-3 (the “Registration Statement”) is June 30, 2025; and (iv) the effectiveness period of the Registration Statement is extended from 90 days to 115 days.

The foregoing descriptions of the Amendment are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the Form of the Amendment, which are furnished hereto as Exhibits 99.1.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) is incorporated by reference into the Company’s Registration Statement on Form F-3 (File Nos. 333-264579) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
99.1	Form of Amendment to Securities Purchase Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: June 20, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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